05035977

VF 3-7-05

OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response. . .12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MACATAWA INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10753 Macatawa Drive
(No. and Street)

Holland (City) Michigan (State) 49424 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Bushen (616) 396-7383
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

55 Campau Ave NW (Address) Grand Rapids, (City) Michigan (State) 49503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bushen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACATAWA INVESTMENT SERVICES, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SARA BOUWMAN
Notary Public, State of Michigan
County of Ottawa
My Commission Expires June 30, 2008
Acting in the County of Ottawa

Notary Public

Signature

AVP Fin Op
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACATAWA INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Macatawa Bank Corporation)
Holland, Michigan

FINANCIAL STATEMENTS
December 31, 2004

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Macatawa Investment Services, Inc.
Holland, Michigan

We have audited the accompanying statement of financial condition of Macatawa Investment Services, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Investment Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as of December 31, 2004: Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Grand Rapids, Michigan
January 26, 2005

MACATAWA INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and due from banks	$ 34,969
Deposits with clearing organization	408,181
Total cash and cash equivalents	443,150
Office furnishings and equipment, at cost, less accumulated depreciation of $41,604	31,668
Prepaid expenses and other assets	7,860
	$ 482,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 26,728
Stockholder's equity	
Common stock - no par value; 60,000 shares authorized; 60,000 issued and outstanding	60,000
Additional paid-in capital	1,240,000
Accumulated deficit	(844,050)
	455,950
	$ 482,678

See accompanying notes to financial statements.

MACATAWA INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2004

Revenue	
Commissions	$ 240,749
Annuity income	47,292
Mutual fund other income	25,340
Interest	3,778
	317,159
Expenses	
Employee compensation and benefits	468,717
Professional services	24,094
Advertising/marketing	22,621
Communication	38,679
Occupancy	44,228
Other	80,605
	678,944
Loss before income taxes	(361,785)
Federal income tax benefit	126,600
Net loss	$ (235,185)

See accompanying notes to financial statements.

MACATAWA INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2004	$ 60,000	$ 1,015,000	$ (608,865)	$ 466,135
Capital contribution	-	225,000	-	225,000
Net loss	-	-	(235,185)	(235,185)
Balances at December 31, 2004	$ 60,000	$ 1,240,000	$ (844,050)	$ 455,950

See accompanying notes to financial statements.

MACATAWA INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (235,185)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	16,412
Changes in assets and liabilities	
Decrease (increase) in prepaid expenses and other assets	(698)
Decrease in accrued expenses and other liabilities	(22,291)
Net cash from operating activities	(241,762)
Cash flows from investing activities	
Purchases of office furnishings and equipment	(1,874)
Cash flows from financing activities	
Capital contribution	225,000
Net increase in cash and cash equivalents	(18,636)
Cash and cash equivalents at beginning of year	461,786
Cash and cash equivalents at end of year	$ 443,150
Supplemental disclosures:	
Cash received from parent for income tax benefit	$ 126,600

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Macatawa Investment Services, Inc., (the "Company") was formed on October 15, 2001 as a Michigan corporation. On June 11, 2002, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Macatawa Bank Corporation. The Company offers securities transaction services to its customers. As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully disclosed basis through Pershing, a subsidiary of BNY Securities Group (Pershing). The Company operates a branch in Michigan and an internet site, and is authorized to sell securities in Florida, Illinois, Michigan and New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Such accounts totaled approximately $6,332 as of December 31, 2004.

Office Furnishings and Equipment: Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using the straight-line method. The assets are depreciated over their useful lives, which range from three to seven years.

Loss Contingencies: Loss contingences, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company files a consolidated federal income tax return with Macatawa Bank Corporation. The federal income tax benefit is computed under an intercompany tax sharing arrangement that is determined on a separate company return basis. The Company receives from (remits to) Macatawa Bank Corporation its estimated current tax benefit (liability) resulting from this arrangement. Under the arrangement, the Company receives a current benefit from its operating losses if pre-tax losses are realized in the consolidated income tax return. Deferred tax assets and liabilities represent the expected future tax effects of temporary differences between items recognized differently in financial statements and tax returns. Income tax expense or benefit equals the tax on the income tax return plus the change in deferred tax assets and liabilities.

Statement of Cash Flows: The Company considers cash on hand, cash deposits at the clearing organization, and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

NOTE 3 - FULLY-DISCLOSED CLEARING AGREEMENT

In May of 2002, the Company entered into a fully-disclosed clearing agreement with the Pershing Division of BNY Securities Group (Pershing), whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. The deposit amount according to the original agreement was $100,000 subject to increase based upon volume or nature of transactions. The Company would be responsible to deposit additional cash in an amount agreed upon by the Company and Pershing. At December 31, 2004, the Company had $408,181 cash on deposit with Pershing. The agreement remains in effect for three years from the date of commencement.

NOTE 4 - RELATED PARTIES

The Company leases its corporate office facilities from Macatawa Bank (a wholly-owned subsidiary of Macatawa Bank Corporation). The Company recorded an expense of $27,816 during the year ended December 31, 2004 under the corporate office facilities lease agreement.

Macatawa Bank allocates costs for various corporate services to the Company, such as book keeping, marketing assistance, and employee benefits support. During year ended December 31, 2004, the Company was billed for and expensed $10,560 for services and costs incurred on the Company's behalf.

At December 31, 2004, the Company had deposits of $34,969 in bank accounts at Macatawa Bank.

(Continued)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital as defined by Rule 15c3-1 totaled $397,265, which was $147,265 in excess of its minimum net capital requirement of $250,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.0673 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MACATAWA INVESTMENT SERVICES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total stockholder's equity	$ 455,950
Deductions and/or charges	
Net office furniture and equipment	(31,668)
Other nonallowable assets	(22,891)
Haircuts on securities	(4,126)
	(58,685)
Net capital	$ 397,265
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 26,728
Total aggregate indebtedness	$ 26,728
Ratio: Aggregate indebtedness to net capital	6.73%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	397,265
Excess net capital	$ 147,265
Excess net capital at 1000%	$ 394,592

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, a reconciliation is not necessary.

MACATAWA INVESTMENT SERVICES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Macatawa Investment Services, Inc. (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Macatawa Investment Services, Inc.
Holland, Michigan

In planning and performing our audit of the financial statements of Macatawa Investment Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers Regulation, Inc. which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Grand Rapids, Michigan
January 26, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

To the Board of Directors of OneAmerica Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of OneAmerica Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2005